May 29, 2008

Mr. John L. Krug

Mail Stop 0610

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

GeneThera, Inc..

Preliminary Information statement filed May 23, 2008

File No. 0-27237

Dear Mr. Krug,

Thank you for the comment letter sent by your department on May 28, 2008. Following are GeneThera’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Amendment to the articles of incorporation, as amended, to authorize us to effect a reverse stock split of our common stock in the range of from 1:300 to 1:5000, as determined in the sole discretion of our board of directors.

The purpose for which the board would effect the reverse stock split.

1. Please explain why you believe it is necessary to raise the per share price of your common stock. Revised section with additional explanations: The Board believes it will be necessary to raise equity capital in the near future to support the Company's operations. There can be no assurance that any offering of the Company's securities will take place or that any such offering, if commenced, will be successful. However, the Company believes that, as a prerequisite for any offering, the Company will be required to implement a Reverse Split. Specifically, the Reverse Split will be based upon the assumption that the market price of the Company's Common Stock will increase in direct inverse proportion to the split ratio of the Reverse Split.  There can be no assurance that the Common Stock will in fact trade at any adjusted market value, or that the Common Stock will continue to trade at such value for any extended period of time.

Even if the Company does not complete an offering of its securities, the Board believes that the Reverse Split may be advantageous for several reasons:

         First, the Board believes that the current low per share price of the Common Stock has a negative effect on the marketability of existing shares and the potential ability of the Company to raise capital by issuing shares. On April 30, 2008, the closing bid price of the Common Stock on the OTC Bulletin Board was $0.014. Many stock brokers are reluctant to deal in low price stocks because of the time-consuming procedures that make the handling of such stocks unattractive from an economic standpoint. Further, certain institutional investors have internal policies discouraging or preventing the purchase of low-priced stocks.

       Second, since a broker's commissions on low-priced stocks generally represent a higher percentage of the gross stock price than commissions on higher priced stocks, the current share price of the Common Stock can result in individual shareholders paying transaction costs (commission,  mark-ups, mark-downs) that are at a higher percentage of the total share value than would be the case if the Common Stock share price were substantially higher.

       Finally, the Board is hopeful that the Reverse Split and the resulting  anticipated increased price level will encourage interest in the Common Stock and possibly promote greater liquidity for the Company's  shareholders.

  There can be no assurance, however, that the foregoing hoped-for effects will occur following the Reverse Split that the market price of the Common Stock immediately after implementation of the proposed Reverse Split will be maintained for any period of time, or that such market price will exceed or  remain in excess of the current market price. In order to attempt to proportionally raise the per share price of our common stock, the Board of Directors believes that it is in the best interests of our stockholders for the Board to obtain the authority to implement a reverse stock split. The Board believes it is necessary to raise the per share price  The Board believes that stockholder approval of a range of potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of the reverse stock split.  The Board will carry out the reverse stock split only upon the Board’s determination that the reverse stock split would be in the best interests of our stockholders at that time.

Reverse split may increase our ability to effect acquisitions and/or attract a merger candidate.

2. Other than the subheading, you have not discussed any proposed or contemplated acquisitions, proposed merger candidate, or the reasons for such possible acyion. Please advise or revise the discussion accordingly. Added to disclosure: We are not contemplating any acquisitions or proposed mergers at this time.

3. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.  Added to discussion: We do not have any plans, commitments, arrangements, understandings, or agreements regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of a reverse stock split.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Dr. Tony Milici, M.D., PhD

Chief Executive Officer